UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Initial Filing)*



Cornell Companies Inc.
-----------------------------------------------------------------
(Name of Issuer)


COMMON STOCK; $0.001 Par Value
-----------------------------------------------------------------
(Title of Class of Securities)


219141108
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(CUSIP Number)


March 11,2005
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(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	|   | Rule 13d-1(b)
	| X | Rule 13d-1(c)
	| _ | Rule 13d-1(d)

CUSIP Number:	054615109

1) NAME OF REPORTING PERSON
	ALBERT FRIED & COMPANY, LLC
	13-5089432

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) |   |
	(b) | X |

3) SEC USE ONLY

4) CITIZEN OR PLACE OF ORGANIZATION

	LLC organized in New York


5) SOLE VOTING POWER
	739,100

6) SHARED VOTING POWER
	None

7) SOLE DISPOSITIVE POWER
	739,100

8) SHARED DISPOSITIVE POWER
	NONE

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	739,100

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	5.48 %

12) TYPE OF REPORTING PERSON
	BD

ITEM 1(a)	NAME OF ISSUER:

		Cornell Companies Inc.

ITEM 1(b) 	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1700 West Loop South Suite 1500 Houston Texas

ITEM 2(a) 	NAME OF PERSON FILING:

Albert Fried & Company, LLC.
(The members of Albert Fried & Company, LLC are Mr. Albert Fried
Jr., Mr.Anthony Katsingris, Ms. Christina E. Fried and The Fried Group)

Albert Fried Jr.

ITEM 2(b) 	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

		60 Broad Street; 39th Floor
		New York, 	NY    10004

ITEM 2(c) CITIZENSHIP:

Please refer to Item 4 on each cover sheet for each filing person.


ITEM 2(d) TITLE OF CLASS OF SECURITIES:

		COMMON STOCK, $0.001 Par Value

ITEM 2(e)  CUSIP NUMBER:

		219141108

ITEM 3: STATEMENT IS FILED AS A GROUP IN PURSUANT TO RULE 13d-1(b):

 (a) | X | Broker or dealer registered under section 15 of the act


ITEM 4:	OWNERSHIP

  Albert Fried & Company, LLC a New York limited
  Liability company. The members of the LLC are Mr. Albert Fried Jr. Ms. Christina Fried, The Fried
 Group, LLC & Mr. Anthony Katsingris.



ITEM 5 OWNERSHIP OF LESS THAN FIVE PERCENT OF A CLASS:

	NOT APPLICABLE

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        NOT APPLICABLE

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

	NOT APPLICABLE

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

		NOT APPLICABLE


ITEM 9 NOTICE OF DISSOLUTION OF GROUP:

	NOT APPLICABLE

ITEM 10  CERTIFICATION:

Certification filed pursuant to Section 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:	March 17, 2004


	ALBERT FRIED & COMPANY, LLC.

By	/s/ Albert Fried, Jr.
	----------------------
	Name:  Albert Fried, Jr
	Title: Managing Member






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